SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 5, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TGS Reports Results for the Full Fiscal Year and

Fourth Quarter ended December 31, 2006

FOR IMMEDIATE RELEASE: Monday, February 5, 2007

Buenos Aires, Argentina – Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a Ps. 358.1 million net income, or Ps. 0.451 per share, (Ps. 2.254 per ADS) for the full year 2006, which compares to Ps. 217.6 million or Ps. 0.274 per share (Ps. 1.369 per ADS) in the fiscal year ended December 31, 2005. The variation of the annual net income was principally attributable to the increased operating income generated by the NGL Production and Commercialization segment, driven basically by higher sale prices and more tons sold.

Net income for the fourth quarter of 2006 was Ps. 85.3 million or Ps. 0.107 per share (Ps. 0.537 per ADS) which compares to Ps. 8.5 million or Ps. 0.011 per share (Ps. 0.053 per ADS) obtained in the same quarter of the previous year. Net income for the fourth quarter of 2005 included a Ps. 76.9 million foreign exchange loss generated by the Argentine Peso devaluation against the US Dollar, compared to the foreign exchange gain of Ps. 26.2 million obtained in the last quarter of 2006.

Year-Ended December 31, 2006 versus 2005

TGS posted in the fiscal year ended December 31, 2006 total net revenue of Ps. 1,309.5 million in comparison to Ps. 1,064.7 million earned in the fiscal year 2005.

Natural Gas Transportation revenues for the fiscal year ended December 31, 2006 were Ps. 492.0 million, a 7% increase compared to Ps. 460.0 million earned in the fiscal year 2005. This increase primarily reflects additional firm transportation services amounting to Ps. 21.2 million, including Ps. 13.6 million generated by the San Martín pipeline expansion that became operational in July and August 2005. This expansion was financed mostly by the Gas Trust created by the Argentine Government. TGS invested approximately US$ 33 million in the expansion and collects a portion of the revenues generated by these new firm transportation contracts.

Revenues for Natural Gas Transportation services are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”). Natural Gas Transportation services represented approximately 38% and 43% of the Company’s total revenue for the years ended December 31, 2006 and 2005, respectively.

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, ended the convertibility monetary regime in Argentina that lead to the ensuing “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as prohibited the application of variations in local and international indexes, or any other type of adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

The NGL Production and Commercialization segment revenues increased to Ps. 726.4 million in the fiscal year ended December 31, 2006 from Ps. 546.3 million for the previous fiscal year, representing a 33% increase. This increase is mainly attributable to: (i) an increase of Ps. 64.0 million due to a1most 16% rise of tons sold in 2006, (ii) the new ethane price agreed with PBB-

Polisur S.A. (“Polisur”) in the agreement effective from January 2006 generating more revenues by Ps. 55.6 million and (iii) higher export prices which increased sales by Ps. 25.9 million.

NGL Production and Commercialization revenues accounted for approximately 55% and 51% of total revenue for fiscal years 2006 and 2005, respectively. NGL Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

In the fiscal year ended December 31, 2006, Other Services revenues amounted to Ps. 91.1 million, a 56% increase compared to the fiscal year 2005. This increase was the result of more midstream, construction and telecommunication services rendered in 2006.

The Other Services segment mainly includes midstream and telecommunication activities and its share in the Company’s total revenue was approximately 7% and 6% for the years ended December 31, 2006 and 2005, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2006 rose by Ps. 117.6 million, compared to the fiscal year 2005. This variation is mostly attributable to: (i) a Ps. 53.5 million increase in NGL production costs, due basically to higher prices of natural gas at well head; (ii) a Ps. 19.6 million rise in labor costs; and (iii) a Ps. 14.4 million raise in easement expenses associated with the Natural Gas Transportation business segment.

Net financial expense decreased from the Ps. 209.1 million reported for the fiscal year ended December 31, 2005 to Ps. 189.0 million for 2006. The positive variation of Ps. 20.1 million was principally due to the Ps. 15.2 million gain in interest as a result of greater investment in financial instruments. In addition, as a consequence of the lower Argentine Peso devaluation (against the US Dollar) in 2006, the foreign exchange loss was reduced by Ps. 11.3 million. Both effects were partially compensated by higher interests for Ps. 8.2 million, generated by a higher interest rate used for accounting purposes and a higher exchange rate, partially reduced by a more than 20% decrease of the Company’s financial debt.

Other expenses, net decreased by Ps. 5.4 million in the fiscal year ended December 31, 2006, when compared to fiscal year 2005. This variation is mainly attributable to a gain of Ps. 24.7 million related to an insurance liquidation associated with the damage in 2005 of a facility located at the Cerri Complex, partially compensated by the registration of higher allowances by Ps. 22.6 million.

Income tax expense increased by Ps. 9.1 million in 2006 compared to 2005, basically as a result of a higher accrual of income tax for Ps. 53.6 million, partially offset by a higher reversal of a tax loss carry-forward allowance for Ps. 43.1 million.

Fourth Quarter 2006 Vs. Fourth Quarter 2005

Total net revenue for the fourth quarter of 2006 increased 6.6% to Ps. 350.3 million from the        Ps. 328.4 million reported in the same quarter of 2005.

Natural Gas Transportation revenues for the fourth quarter 2006 increased slightly to Ps. 123.8 million from Ps. 120.9 million in the same quarter of 2005. This increase is primarily due to higher interruptible transportation services rendered in the last quarter of 2006.

The NGL Production and Commercialization segment increased revenues to Ps. 201.5 million in the fourth quarter of 2006 from the Ps. 195.4 million of the same period of 2005, reflecting the increase of the ethane price agreed with Polisur in the agreement effective from January 2006.

Other Services revenues for the fourth quarter of 2006 were Ps. 25.0 million, compared to the Ps. 12.1 million earned in the same period of 2005. This increase is mainly due to higher midstream and construction services sales.

Costs of sales and administrative and selling expenses were Ps. 211.0 million for the fourth quarter of 2006, a 9.7% increase when compared to the same quarter of 2005.  This increase is basically attributable to a rise in NGL production costs and labor costs.

For the fourth quarter 2006, the Company reported a net financial expense amounting to Ps. 29.5 million compared to Ps. 116.6 million in the same 2005 quarter. The negative variation of Ps. 87.1 million was principally due to: (i) the foreign exchange loss of Ps. 76.9 million charged in the last quarter of 2005, generated by the 4% Argentine Peso devaluation against the US Dollar, and (ii) the foreign exchange gain of Ps. 26.2 million in the last quarter of 2006.

Other expenses, net increased in Ps. 13.7 million in the fourth quarter of 2006. This variation is principally due to the registration of higher allowances by Ps. 15.3 million.

Income tax expense for the fourth quarter of 2006 decreased slightly, compared to the last quarter of 2005. Income tax expense for the last quarter of 2006 and 2005 are net of the reversal of the tax loss carryforward allowance for Ps. 32.8 million and Ps. 6.4 million, respectively.

Liquidity and Capital Resources

Funds applied to financing and investment activities of Ps. 513.5 million and Ps. 127.4 million, respectively in fiscal 2006, were mostly provided by operations and, secondly, by the initial cash position. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow, please refer to Exhibit IV.

Please see the attached table for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 71.6 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the fourth quarters and years ended December 31, 2006 and 2005

(In millions of constant Argentine pesos as of February 28, 2003 (1), except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	4th. Quarter		Year	
	2006	**2005**	**2006**	**2005**
Net Revenues	**350.3**	**328.4**	**1,309.5**	**1,064.7**
Natural Gas Transportation	123.8	120.9	492.0	460.0
NGL Production and Commercialization	201.5	195.4	726.4	546.3
Other Services	25.0	12.1	91.1	58.4
Operating Costs	**(174.6)**	**(155.4)**	**(623.9)**	**(527.1)**
Operation and maintenance	(127.0)	(105.6)	(434.9)	(332.4)
Depreciation and amortization expenses	(47.6)	(49.8)	(189.0)	(194.7)
Gross Operating Profit	**175.7**	**173.0**	**685.6**	**537.6**
Administrative and Selling Expenses	(36.4)	(37.0)	(115.4)	(94.6)
Operating Income	**139.3**	**136.0**	**570.2**	**443.0**
Other Expense, net	(16.2)	(2.5)	(0.7)	(6.1)
Equity in earnings / (losses) of non-consolidated subsidiaries	0.1	0.1	(0.5)	2.6
Net Financial Expense	(29.5)	(116.6)	(189.0)	(209.1)
Net Income before Income Tax	**93.7**	**17.0**	**380.0**	**230.4**
Income Tax	(8.4)	(8.5)	(21.9)	(12.8)
Net Income	**85.3**	**8.5**	**358.1**	**217.6**
Earnings per share	0.107	0.011	0.451	0.274
Earnings per ADS	0.537	0.053	2.254	1.369

Operating Data

Transmission Volumes (millions of cfd)				
Average firm contracted capacity	2,521.5	2,521.5	2,528.5	2,412.0
Average deliveries	2,034.1	1,949.4	2,161.2	2,034.1
Processing sales (thousands of short tons)				
Ethane	110.0	103.0	419.1	376.7
Propane and Butane	167.4	144.0	592.7	498.6
Natural Gasoline	39.4	35.3	126.5	108.2

(1) As a consequence of a resolution of Comisión Nacional de Valores (the Argentine National Securities Commission, "CNV"), inflation accounting was suspended effective February 28, 2003.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the fiscal year ended

December 31, 2006 and 2005

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

Fiscal year ended December 31, 2006	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	492.0	726.4	91.1	-	1,309.5
Operating income (loss)	211.4	370.8	33.9	(45.9)	570.2
Depreciation of PP&E	144.4	31.0	13.3	3.9	192.6
Additions to PP&E	119.9	17.7	15.4	3.4	156.4
Identifiable assets	3,836.4	449.9	166.5	686.4	5,139.2
Identifiable liabilities	122.0	61.7	9.7	2,163.7	2,357.1

Fiscal year ended December 31, 2005
Net revenues	460.0	546.3	58.4	-	1,064.7
Operating income (loss)	202.8	258.5	16.0	(34.3)	443.0
Depreciation of PP&E	141.2	29.2	13.7	2.9	187.0
Additions to PP&E	140.4	23.0	4.0	4.1	171.5

Identifiable assets	3,882.9	473.8	183.5	657.0	5,197.2
Identifiable liabilities	68.1	61.1	8.1	2,635.8	2,773.1

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Breakdown of Net Financial Expense for the fiscal years ended

December 31, 2006 and 2005

(In millions of Argentine Pesos)

	2006	2005
Generated by Assets
Interest	30.6	15.4
Foreign exchange gain	13.4	15.8
Others	1.7	(0.3)
Subtotal	45.7	30.9
Generated by Liabilities
Interest expense	(193.7)	(185.5)
Foreign exchange loss	(26.5)	(40.2)
Others	(14.5)	(14.3)
Subtotal	(234.7)	(240.0)
Total	(189.0)	(209.1)

Exhibit III

Exhibit IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel